EXHIBIT NO. 11.1

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended March 31, 2005		Three Months Ended March 31, 2004
	Shares	Earnings Per Share	Shares	Earnings Per Share
	(in Thousands)		(in Thousands)
Basic Weighted Average Shares Outstanding	5,836	$0.58	5,089	$0.53

Diluted
Average Shares Outstanding	5,836		5,089
Common Stock Equivalents	149		103

	5,985	$0.57	5,192	$0.51

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